CELLCEUTIX CORPORATION
100 Cumming Center, Suite 151-B
Beverly, MA  01915
978-633-3623

VIA EDGAR TRANSMISSION

March 30, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jeffrey Reidler

Assistant Director

Re
Form 8-K Filed March 9, 2011
File No. 000-52321

Dear Mr. Reidler:

On behalf of Cellceutix Corporation (the “Company”), set forth below are the Company’s responses to the Commission’s comments given by letter dated March 15, 2011   from Jeffrey Reidler, Assistant Director,  (the “Comment Letter”).  The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience; we have incorporated into the response letter.

1.
We note your response to comment 1 specifically the statement that the filing of an amendment pertaining to a reverse split “would have triggered the filing of a 14C” please note the requirements of Rule 14c2(b) that the information must be sent or given at least 20 calendar days prior to the meeting date, or in the case of corporate action taken pursuant to the consents or authorization of security holders, at least 20 calendar days prior to the earliest date on which the corporate action may be taken.

Response:

We acknowledge the Commission’s comment.  Pleae note, each time we file a 14C we first file the Preliminary Information Statement in which we inform the shareholders that the corporate action will be effective twenty (20) days after a Definitive Information Statement is first mailed to our Stockholders.

Agenda #1 Amendment to the Articles of Incorporation:

2.	We note your response to comment 5 and reissue the comment in part. As previously indicated, please expand your discussion to provide the following:
•	The identity of the members of the board of directors who approved the amendment.
•
Identity of the founders who the board was concerned would lose control in the event of dilution.  Please state whether George Evans is included in the definition of founders.  In this regard, we note that Mr. Evans was your Chief Executive Officer upon inception.

Response:

We Amended the 14C in  response to your comment #2 to add under Agenda #1 Amendment to the Articles of Incorporation the following:

“Leo Ehrlich and Dr. Krishna Menon, the sole members of the Board of Directors, unanimously approved the Amendments to the Articles of Incorporation.”

Please note in the previously filed amended 14C and the 14C we are hereby amending, we eliminated the word “founders”.  Please note, George Evans was no longer an officer or director of the Company.  Furthermore, although Mr. Evans was recruited as Chief Executive Officer of the Company, he opted not to invest his personal funds into the Company while  the other officers of Cellceutix, consisting of Leo Ehrlich and Krishna Menon, poured in to Cellceutix a substantial portion of their life savings as they were unsuccessful in raising funds from institutional or private investors.  As of December 31, 2010, Mr. Ehrlich was owed by Cellceutix the amount of $1,575,587  and Kard Scientific, which Dr. Menon is a director of, was owed  by Cellceutix $ 933,444.    The Company tried to raise funds from outside sources but was unsuccessful. Ultimately the Officers were the financiers of last resort.  Had the Officers been unwilling to make the loans, the company would have been forced to cease operations to the detriment of all the shareholders.

The Company hereby acknowledges that

• The Company is responsible for the adequacy and accuracy of the disclosures in this filing;

• Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 561-367-3194 with any comments or questions regarding the Company’s response.

Very truly yours,

/s/ March 30,  2011
Leo Ehrlich